PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 28, 2004

CAMBIOR ANNOUNCES Cdn $90 MILLION BOUGHT DEAL

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including Dundee Securities Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., Scotia Capital Inc., Orion Securities Inc., Paradigm Capital Inc. and Haywood Securities Inc. (collectively, the "Underwriters") pursuant to which the underwriters have agreed to purchase 24,000,000 units (the "Units") on a bought deal basis, at a price of Cdn $3.75 per Unit (the "Issue Price") for gross proceeds to Cambior of Cdn $90 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $4.35 for a period of two years from the closing date. The Underwriters will have the option to purchase up to an additional 5,333,333 Units at the Issue Price at any time prior to the closing date. The offering is scheduled to close on or about October 14, 2004 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

The net proceeds of the offering will be used by the Company to fund the cash portion of the purchase price of the acquisition of a 55.3% interest in Compañia Minera Poderosa S.A. (announced on September 3, 2004) and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WTC." trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager
Tel: (450) 677-0040, Fax (416) 677-3382
Email: info@cambior.com

PR-2004-20